REVISED SCHEDULE A

Schedule A to the Subadvisory Agreement, dated April 29, 2009, by and between Allianz Investment Management LLC and BlackRock Financial Management, Inc. is revised to reflect a fee change for the AZL Enhanced Bond Index Fund, as follows:

Effective December 1, 2018, compensation pursuant to Section 4 of the Subadvisory Agreement shall be calculated at the rate shown below based on the average daily net assets that are subject to the Subadviser's investment discretion in the Fund.

Fund Rate*

AZL Enhanced Bond Index Fund	0.14% on the first $100 million 0.09% on the next $200 million
0.05% on all assets over $300 million

* When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate, e.g. if average daily net assets for the Fund are $400 million, a rate of 14 bps would apply to $100 million, a rate of 9 bps would apply to $200 million, and a rate of 5 bps would apply to the remaining $100 million.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

ALLIANZ INVESTMENT                                                                          BLACKROCK FINANCIAL
MANAGEMENT LLC                                                                                  MANAGEMENT, INC.

By:  /s/ Brian Muench By:  /s/ Michael Ferraro

Name:  Brian Muench                                                                                       Name:  Michael Ferraro

Title:  President Title:  Director

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